STINA RESOURCES LTD.

Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

82-2062

August 22, 2003

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended June 30, 2003

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

3/17

cc: CDNX
Martin & Associates, Barristers and Solicitors

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	June 30, 2003	03/08/22

ISSUER ADDRESS		
Suite 13 - 465 King Street East		
CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto, ON M5A 1L6	(416) 368-2635	(416) 368-2271

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President/ Director	(416) 368-2271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@northern-seas.com	www.northern-seas.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤ [signature]	Edward Gresko	03/08/22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤ [signature]	Sidney Mann	03/08/22

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ___X___ **Schedule A**
________ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**

TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: JUNE 30, 2003

DATE OF REPORT: **AUGUST 22, 2003**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**<EDWARD GRESKO>**	**03/08/22**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	**<SYDNEY MANN>**	**03/08/22**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

JUNE 30, 2003 AND SEPTEMBER 30, 2002

ASSETS

	June 30, 2003	September 30, 2002
CURRENT ASSETS		
Cash	$ 3,113	$ -
Accounts receivable	19,457	6,891
Inventories (Note 4)	10,859	11,446
	33,429	18,337
CAPITAL ASSETS (Note 5)	1,192	1,402
OTHER		
Incorporation costs	804	804
	$ 35,425	$ 20,543

LIABILITIES

	June 30, 2003	September 30, 2002
CURRENT LIABILITIES		
Bank indebtedness	$ -	$ 1,249
Accounts payable	71,676	66,020
Due to related party (Note 8)	600	7,788
	72,276	75,057
SHARE SUBSCRIPTION	60,000	-

SHAREHOLDERS' EQUITY

	June 30, 2003	September 30, 2002
SHARE CAPITAL (Note 6)	2,347,404	2,347,404
DEFICIT	(2,444,255)	(2,401,918)
	(96,851)	(54,514)
	$ 35,425	$ 20,543

Approved on behalf of the Board

<EDWARD GRESKO>, Director

<SIDNEY MANN>, Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
SALES	$ 30,132	$ 116,958	$ 42,854	$ 110,961
COST OF GOODS SOLD (Schedule 1)	5,967	28,986	8,776	22,296
GROSS PROFIT	24,165	87,972	34,078	88,665
EXPENSES				
Northern Sea's Expenses (Schedule 2)	45,678	91,221	30,240	84,085
Administration Expenses (Schedule 3)	8,962	39,088	10,102	51,103
	54,640	130,309	40,342	135,188
NET PROFIT (LOSS) FOR THE PERIOD	$ (30,475)	$ (42,337)	$ (6,264)	$ (46,523)
DEFICIT, at beginning of period	2,413,780	2,401,918	2,389,626	2,349,367
DEFICIT, at end of period	$ 2,444,255	$ 2,444,255	$ 2,395,890	$ 2,395,890
EARNINGS (LOSS) PER SHARE	$ (0.005)	$ (0.007	$ (0.001)	$ (0.007)

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net profit (loss)	$ (30,475)	$ (42,337)	$ (6,264)	$ (46,523)
Add non-cash items:				
Amortization	70	210	88	263
	(30,405)	(42,127)	(6,176)	(46,260)
Net changes in other non-cash operating accounts				
Accounts receivable	(1,729)	(12,566)	(5,823)	(13,981)
Inventories	(915)	587	6	(4,267)
Accounts payable	7,321	5,656	8,988	25,186
	(25,728)	(48,450)	(3,005)	(39,322)
FINANCING ACTIVITIES				
Shareholder loans	(35,172)	(7,188)	1,619	38,154
Share subscription	60,000	60,000	-	-
	24,828	52,812	1,619	38,154
INCREASE (DECREASE) IN CASH	(900)	4,362	(1,386)	(1,168)
CASH, beginning of period	4,013	(1,249)	1,312	1,094
CASH, end of period	$ 3,113	$ 3,113	$ (74)	$ (74)

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
OPENING INVENTORY	$ 9,944	$ 11,446	$ 15,268	$ 10,996
ADD:				
Purchases	976	13,179	-	2,232
Packaging and testing	5,710	14,412	8,770	23,781
Duty, freight and brokerage	196	808	-	549
	6,882	28,399	8,770	26,562
	16,826	39,845	24,038	37,558
LESS ENDING INVENTORY	(10,859)	(10,859)	(15,262)	(15,262)
COSTS OF GOODS SOLD	$ 5,967	$ 28,986	$ 8,776	$ 22,296

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
SALES	$ 30,132	$ 116,958	$ 42,854	$ 110,961
COST OF SALES	5,967	28,986	8,776	22,296
	24,165	87,972	34,078	88,665
ADMINISTRATIVE EXPENSES				
Accounting	232	1,053	-	-
Advertising and promotion	573	1,244	1,672	2,211
Office	3,398	6,236	1,348	3,777
Product and market development	23,006	23,006	-	10,834
Rent	4,867	13,811	8,970	19,828
Shipping	2,640	7,675	3,639	8,510
Telephone	924	3,640	1,603	4,718
Wages, commissions, and contract services	10,038	34,556	13,008	34,207
	(45,678)	(91,221)	(30,240)	(84,085)
OPERATING PROFIT (LOSS)	$ (21,513)	$ (3,249)	$ 3,838	$ 4,580

UNAUDITED
Prepared by Management

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
Accounting, audit and legal	$ 1,416	$ 5,441	$ (477)	$ 11,676
Amortization	70	210	88	263
Bank charges and interest	24	102	26	171
Consulting	6,000	25,835	10,613	27,463
Office and sundry	25	100	(2,802)	(1,393)
Regulatory fees	900	3,500	-	2,050
Printing	-	-	-	437
Transfer agent	824	4,171	930	3,328
Travel and promotion	-	-	2,298	9,528
Loss (Gain)on exchange	(297)	(271)	(574)	(2,420)
	8,962	39,088	10,102	51,103
	$ 8,962	$ 39,088	$ 10,102	$ 51,103

UNAUDITED

Prepared by Management

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2002.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the nine months ended June 30, 2003 are not necessarily indicative of results to be expected for the entire year ending September 30, 2003.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Capital Assets

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The Company periodically reviews the carrying value of capital assets for impairment. Should management determine the carrying value of an asset or group of assets is impaired, an impairment charge is recorded in the period so determined.

b) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

c) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

d) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

e) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

f) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

i) Stock based compensation

The Company has not recorded stock based compensation in the current period. New accounting guidelines under CICA Handbook section 3870 became effective for years commencing on or after January 1, 2002 which will require the Company to disclose and record in future years, the fair value of stock based compensation and share issue rights.

j) Revenue recognition

Revenue from product sales is recorded upon product shipment.

k) Loss per share

The Company adopted the new Canadian GAAP standard for calculating earnings per share as recommended by the Canadian Institute of Chartered Accountants. The new standard requires the use of the treasury stock method for computing diluted earnings

per share, which assumes that any proceeds obtained upon exercise of operations, would be used to purchase common shares at average market price during the period. The adoption of this method did not have an impact on the historical loss per share. Loss per share is calculated using the weighted average number of shares outstanding during the year.

4. INVENTORIES

	2003	2002
Inventories consist of:		
Raw materials	4,956	4,711
Finished goods	5,903	10,551
	10,859	15,262

5. CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,600	579	723
Laboratory equipment	4,270	3,657	613	767
	7,449	6,257	1,192	1,490

6. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2003		2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	6,819,967	2,347,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (2002- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

As at June 30, 2003, the Company has a total of 380,000 share purchase warrants outstanding. Each warrant entitles the holder to acquire one additional common share

at a price of $0.10 per share up to August 2, 2004. Any shares issued upon exercise of the warrants are subject to a one year hold which expires August 21, 2003.

7. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $7,200 (2002 - $6,300) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $18,000 were paid to a director of the Company (2002 - $18,000) for product sales.

During the period, the Company incurred fees in the amount of $23,163 (2002 - $27,438) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

8. DUE TO RELATED PARTY

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ **Schedule A**
____x____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **June 30, 2003**

DATE OF REPORT: **August 22, 2003**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	<EDWARD GRESKO>	**03/08/22**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	<SYDNEY MANN>	**03/08/22**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

June 30, 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 7 & 8)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED JUNE 30, 2003;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
5/7/2003	Common	Private Pl	500,000	$0.12	$60,000

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED JUNE 30, 2003;

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) 880,000 share purchase warrants were outstanding as of June 30, 2003. 380,000 share purchase warrants entitle the holder to acquire a common share at $0.10 per share up to August 2, 2004. 500,000 share purchase warrants entitle the holder to acquire a common share at $0.16 per share up to May 7, 2004. Shares issued upon exercise of the warrants are subject to a one year hold period.

d) 100,000,000 common shares without par value are authorized, of which 7,319,967 were issued and outstanding at June 30, 2003. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors and Officers as of June 30, 2003

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. George Weinstein, Director
Mr. Jim Wall, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT

JUNE 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending June 30, 2003, with the directors of the company, and amongst themselves respectively.

<u>Description of Business</u>
Stina Resources Ltd. is engaged in the alternative natural health food manufacturing and wholesale business, and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder. The company complies with health food industry standards in both the US and Canada, and manufactures in government inspected facilities in the US and Canada.

<u>Operations</u>
The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various industry research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since

inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become one of the company's best selling product.

The long-term goals for the company include securing a 10% market share in the Canadian health food industry, as well as the pet food industry, and to increase the product line to ten products by the end of year 2004.

Discussion of Operational & Financial Condition

The overall sales of the company to date have increased by 5% comparative to the same period in 2002 (quarters 1, 2 & 3). This is mainly due to a very strong first quarter and a large international sale of shark cartilage powder. Sales for the third quarter (April 1 to June 31, 2003) have decreased by 30% from the same period in 2002. It is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing human products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required, however private placements were arranged and completed in August 2002, and in May 2003.

The company is also exploring a change in its direction of business in an attempt to move into a potentially more lucrative industry. Initial studies are being conducted on a preliminary level to assess the viability of acquiring certain resource properties in Nevada and/ or California for the purpose of further exploration and development. The company has paid to a geological consultant an advance for a report detailing these initial studies, in addition to conducting initial discussions with an unrelated third-party regarding the possible acquisition of respective mineral claim rights if the company chooses to proceed.
(See subsequent events)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

   c) See financial statements (notes 3, 4 & 5)

   d) See financial statements (Notes 3, 4 & 5)

   e) See financial statements (Note 7 & 8)

   f) No material contracts or commitments have been entered into as of June 30, 2003.

g) Not applicable

h) See financial statements (Note 7)

i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 7)

k) Not applicable

l) Not applicable

m) Not applicable

n) No management changes occurred during the period.

o) No special resolutions have been passed by the company directors during the quarter ending June 30, 2003.

4. Subsequent Events

The company, in recognition that over the course of several years Northern Seas has experienced decreasing product sales in a changing industry, is exploring other business opportunities, particularly resource-based. Northern Seas has provided some working capital to maintain basic business operations for Stina Resources Ltd., but a greater scope for the future stability of the company is required. It is recognized that a move away from the health food industry may be required to raise further capital and solidify the company's financial position and future solvency.

Initial investigation of these avenues is underway on a preliminary basis. In the first quarter the company advanced $2,672 to the Grupo Moje in Ontario for a geological report on the Zeibright Property in the Placer and Nevada Counties, California. The report, examining the potential for recoverable ore, is now expected to be completed in early September 2003. If the company recognizes a mineral opportunity, plans will be made to conduct a more comprehensive study of this property and an adjacent property. At that point, the company would begin to outline a work expenditures plan for acquisition of rights and development over the next several years. Initial discussions have been held with an unrelated third-party, Steep Hollow Holdings of Nevada, regarding the possibility of acquiring mineral rights claims on these and adjacent properties.
Should the company decide not to proceed with further exploration of this opportunity, it intends to continue to seek other resource-based opportunities in light of the increasing interest in this industry.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. <u>Liquidity & Solvency</u>

The Company has experienced an operating loss of $3,249 for the year at June 30, 2003, compared with a profit of $4,580 for the year at June 30, 2002. The company experienced a working capital deficiency of $38,847 as of June 30, 2003 compared with $56,720 at June 30, 2002. The company experienced a 30% decrease in sales over the same quarter ending June 30, 2003, but a 5% increase over the first three quarters comparative to last year. Sales are expected to remain relatively consistent during the remainder of current year. Cost of Goods Sold have increased by approximately 30% for the first nine months comparatively to the same period in 2002. This partly due to the write-down of raw materials in the second quarter of this year. Administrative expenses decreased by 24% over the same third quarter ending June 30, 2002, and are expected to remain consistent in the fourth quarter.

In particular Accounting, Audit and Legal Fees Expenses increased by $1,893 over the same quarter ending June 30, 2002, mainly as a result of a relative one-time accrual correction to these expenses in 2002. Transfer Agent Fees expenses have increased by $106 over the same quarter ending June 30, 2002. Regulatory Fees have increased by $900 over the same quarter ending June 30, 2002, while consulting fees were decreased by $4,613 and travel and promotional fees decreased by $2,298 over the same quarter ending June 30, 2002, both mainly due to budgetary cutbacks.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

STINA RESOURCES LTD.
Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

May 28, 2003

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended March 31, 2003

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: CDNX
Martin & Associates, Barristers and Solicitors

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a *reverse take-over* should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including *date of issue, type of security (common shares, convertible* debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	Mar 31, 2003	03/05/28

ISSUER ADDRESS
Ste 13 - 465 King St. East

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto, ON M5A 1L6	(416) 368-2635	(416) 368-2271

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President	(416) 368-2271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
Edward Gresko (signature)	Edward Gresko	
(signature)	Sidney Mann	

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: **__X__ Schedule A**
_____ Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: MARCH 31, 2003

DATE OF REPORT: **MAY 28, 2003**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**<EDWARD GRESKO>**	**03/05/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	**<SYDNEY MANN>**	**03/05/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

MARCH 31, 2003 AND SEPTEMBER 30, 2002

ASSETS

	March 31 2003	September 30, 2002
CURRENT ASSETS		
Cash	$ 4,013	$ -
Accounts receivable	17,728	6,891
Inventories (Note 3)	9,944	11,446
	31,685	18,337
CAPITAL ASSETS (Note 4)	1,262	1,402
OTHER		
Incorporation costs	804	804
	$ 33,751	$ 20,543

LIABILITIES

	March 31 2003	September 30, 2002
CURRENT LIABILITIES		
Bank indebtedness	$ -	$ 1,249
Accounts payable	64,355	66,020
Due to related party (Note 7)	35,772	7,788
	100,127	75,057

SHAREHOLDERS' EQUITY

	March 31 2003	September 30, 2002
SHARE CAPITAL (Note 5)	2,347,404	2,347,404
DEFICIT	(2,413,780)	(2,401,918)
	(66,376)	(54,514)
	$ 33,751	$ 20,543

Approved on behalf of the Board

"EDWARD GRESKO", Director

"SIDNEY MANN", Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

	3 mos ended Mar 31, 2003	6 mos ended Mar 31, 2003	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002
SALES	$ 28,497	$ 86,826	$ 31,466	$ 68,107
COST OF GOODS SOLD (Schedule 1)	6,795	23,019	6,686	13,520
GROSS PROFIT	21,702	63,807	24,780	54,587
EXPENSES				
Northern Sea's Expenses **(Schedule 2)**	22,439	45,543	31,285	53,845
Administration Expenses **(Schedule 3)**	15,741	30,126	31,748	41,001
	38,180	75,669	63,033	94,846
NET PROFIT (LOSS) FOR THE PERIOD	$ (16,478)	$ (11,862)	$ (38,253)	$ (40,259)
DEFICIT, at beginning of period	2,397,302	2,401,918	2,351,373	2,349,367
DEFICIT, at end of period	$ 2,413,780	$ 2,413,780	$ 2,389,626	$ 2,389,626
EARNINGS (LOSS) PER SHARE	$ (0.002)	$ (0.002)	$ (0.006)	$ (0.006)

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

	3 mos ended Mar 31, 2003	6 mos ended Mar 31, 2003	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net profit (loss)	$ (16,478)	$ (11,862)	$ (38,253)	$ (40,259)
Add non-cash items:				
Amortization	70	140	87	175
	(16,408)	(11,722)	(38,166)	(40,084)
Net changes in other non-cash operating accounts				
Accounts receivable	720	(10,837)	(1,568)	(8,159)
Inventories	2,915	1,502	2,305	16,198
Accounts payable	(12,449)	(1,665)	1,235	(4,272)
	(25,222)	(22,722)	(36,194)	(36,317)
FINANCING ACTIVITIES				
Shareholder loans	26,600	27,984	36,535	36,535
INCREASE (DECREASE) IN CASH	1,378	5,262	341	218
CASH, beginning of period	2,635	(1,249)	971	1,094
CASH, end of period	$ 4,013	$ 4,013	$ 1,312	$ 1,312

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

	3 mos ended Mar 31, 2003	6 mos ended Mar 31, 2003	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002
OPENING INVENTORY	$ 12,859	$ 11,446	$ 17,573	$ 10,996
ADD:				
Purchases	-	12,203	560	2,232
Packaging and testing	3,549	8,702	3,821	15,011
Duty, freight and brokerage	331	612	-	549
	3,880	21,517	4,381	17,792
	16,739	32,963	21,954	28,788
LESS ENDING INVENTORY	(9,944)	(9,944)	(15,268)	(15,268)
COSTS OF GOODS SOLD	$ 6,795	$ 23,019	$ 6,686	$ 13,520

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

	3 mos ended Mar 31, 2003	6 mos ended Mar 31, 2003	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002
SALES	$ 28,497	$ 86,826	$ 31,466	$ 68,107
COST OF SALES	6,795	23,019	6,686	13,520
	21,702	63,807	24,780	54,587
ADMINISTRATIVE EXPENSES				
Accounting	(28)	821	-	-
Advertising and promotion	(25)	671	425	539
Office	2,096	2,838	1,567	2,429
Product and market development	-	-	10,834	10,834
Rent	4,997	8,944	5,597	10,858
Shipping	2,770	5,035	1,458	4,871
Telephone	842	2,716	838	3,115
Wages, commissions, and contract services	11,787	24,518	10,566	21,199
	(22,439)	(45,543)	(31,285)	(53,845)

UNAUDITED
Prepared by Management

OPERATING PROFIT (LOSS)	$ (737)	$ 18,264	$ (6,505)	$ 742

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

	3 mos ended Mar 31, 2003	6 mos ended Mar 31, 2003	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002
Accounting, audit and legal	$ 3,191	$ 4,025	$ 13,148	$ 12,153
Amortization	70	140	87	175
Bank charges and interest	36	78	94	145
Consulting	6,400	19,835	5,050	16,850
Office and sundry	75	75	2,971	1,409
Regulatory fees	2,600	2,600	2,050	2,050
Printing	-	-	437	437
Telephone	-	-	-	-
Transfer agent	2,867	3,347	1,864	2,398
Travel and promotion	-	-	7,230	7,230
Loss (Gain)on exchange	502	26	(1,183)	(1,846)
	15,741	30,126	31,748	41,001
	$ 15,741	$ 30,126	$ 31,748	$ 41,001

UNAUDITED
Prepared by Management

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2002.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the six months ended March 31, 2003 are not necessarily indicative of results to be expected for the entire year ending September 30, 2003.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Capital Assets

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The Company periodically reviews the carrying value of capital assets for impairment. Should management determine the carrying value of an asset or group of assets is impaired, an impairment charge is recorded in the period so determined.

b) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

c) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

d) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

e) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

f) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

i) Stock based compensation

The Company has not recorded stock based compensation in the current period. New accounting guidelines under CICA Handbook section 3870 became effective for years commencing on or after January 1, 2002 which will require the Company to disclose and record in future years, the fair value of stock based compensation and share issue rights.

j) Revenue recognition

Revenue from product sales is recorded upon product shipment.

k) Loss per share

The Company adopted the new Canadian GAAP standard for calculating earnings per share as recommended by the Canadian Institute of Chartered Accountants. The new standard requires the use of the treasury stock method for computing diluted earnings

per share, which assumes that any proceeds obtained upon exercise of operations, would be used to purchase common shares at average market price during the period. The adoption of this method did not have an impact on the historical loss per share. Loss per share is calculated using the weighted average number of shares outstanding during the year.

3. INVENTORIES

	2003	2002
Inventories consist of:		
Raw materials	2,530	4,954
Finished goods	7,414	10,314
	9,944	15,268

4. CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,566	613	766
Laboratory equipment	4,270	3,621	649	811
	7,449	6,187	1,262	1,577

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2003		2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	6,819,967	2,347,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (2002- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants
As at March 31, 2003, the Company has a total of 380,000 share purchase warrants outstanding. Each warrant entitles the holder to acquire one additional common share at a price of $0.10 per share up to August 2, 2004. Any shares issued upon exercise of the warrants are subject to a one year hold which expires August 21, 2003.

6. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $2,310 (2002 - $2,100) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $6,000 were paid to a director of the Company (2002 - $6,000) for product sales.

During the period, the Company incurred fees in the amount of $6,400 (2002 - $5,050) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

7. DUE TO RELATED PARTY

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

________ **Schedule A**
____x___ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**

TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **March 31, 2003**

DATE OF REPORT: **May 28, 2003**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**<EDWARD GRESKO>**	**03/28/03**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**<SYDNEY MANN>**	**03/28/03**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

MARCH 31, 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 6)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31, 2003:

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
			NIL		

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED MARCH 31, 2003:

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) 380,000 share purchase warrants were outstanding as of March 31, 2003. Each share purchase warrant entitles the holder to acquire a common share at $0.10 per share up to August 2, 2004. Shares issued upon exercise of the warrants are subject to a one year hold period.

d) 100,000,000 common shares without par value are authorized, of which 6,819,967 were issued and outstanding at March 31, 2003. 380,000 shares were issued subsequent to the completion of a private placement in August 2002. These shares have a one year hold expiring on August 2, 2003. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors as of March 31, 2003

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. George Weinstein, Dirctor

STINA RESOURCES LTD.
QUARTERLY REPORT

MARCH 31, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending March 31, 2003, with the directors of the company, and amongst themselves respectively.

Description of Business
Stina resources Ltd. is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder. The company complies with health food industry standards in both the US and Canada, and manufactures in government inspected facilities in the US and Canada.

Operations
The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since

inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become one of the company's best selling product.

The long-term goals for the company include securing a 10% market share in the Canadian health food industry, and to increase the product line to ten products by the end of year 2004.

Discussion of Operational & Financial Condition

The overall sales of the company to date have increased by 27% comparative to the same period in 2002 (quarters 1 & 2). This is mainly due to a very strong first quarter and a large international sale of shark cartilage powder. Sales for the second quarter (January 1 to March 31, 2003) have decreased by 9% from the same period in 2002. It is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required, however a private placement was arranged and completed in August, 2002, and in May 2003. (See Note 3 above and subsequent events)

The company is also exploring a change in its direction of business in an attempt to move into a more lucrative industry. Initial studies are being conducted on a preliminary level to assess the viability of acquiring certain resource properties in Nevada and/ or California for the purpose of further exploration and development.
(see subsequent events)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

   c) See financial statements (notes 3 & 4)

   d) See financial statements (Notes 3 & 4)

   e) See financial statements (Note 7)

   f) No material contracts or commitments have been entered into as of March 31, 2003.

   g) Not applicable

   h) See financial statements (Note 7)

i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 7)

k) Not applicable

l) Not applicable

m) Not applicable

n) No management changes occurred during the period.

o) No special resolutions have been passed by the company directors during the quarter ending March 31, 2003.

4. Subsequent Events

Subsequent to quarter-end, the company arranged for a private placement for 500,000 shares, at $0.12 per share, for net proceeds of $60,000.00. The shares are restricted for a period of one year and each share entitles the shareholder to purchase one additional warrant at a price of $0.16 per share. The company completed this private placement in May 2003 and the proceeds will be used to pay a company debt.

The company, in recognition that over the course of several years Northern Seas has experienced decreasing product sales in a changing industry, is exploring other business opportunities, particularly resource-based. Northern Seas has provided some working capital to maintain basic business operations for Stina, but a greater scope for the future stability of the company is required. It is recognized that a move away from the health food industry may be required to raise further capital and solidify the company's financial position and future solvency.

Initial investigation of these avenues is underway on a preliminary basis. In the first quarter the company advanced $2,672 to the Grupo Moje in Ontario for a geological report on the Zeibright Property in the Placer and Nevada Counties, California. The report, examining the potential for recoverable ore, is expected to be completed in the next month. If the company recognizes a mineral opportunity, plans will be made to conduct a more comprehensive study of this property and an adjacent property. At that point, the company would begin to outline a work expenditures plan for acquisition of rights and development over the next several years. Should the company decide not to proceed with further exploration of this opportunity, it intends to continue to seek other resource-based opportunities in light of the increasing interest in this industry.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. Liquidity & Solvency

The Company has experienced an operating profit of $18,264 for the year at March 31, 2003, compared with a profit of $742 for the year at March 31, 2002. The company experienced a working capital deficiency of $68,442 as of March 31, 2003 compared with $56,720 at March 31, 2002. The company experienced a 9% decrease in sales over the same quarter ending March 31, 2003, but a 27% increase over the first two quarters comparative to last year. Sales are expected to remain relatively consistent during the remainder of current year. Cost of Goods Sold have increased by approximately 27% for the first six months comparatively to the same period in 2002. This partly due to the write-down of raw materials in the second quarter of this year. This Administrative expenses decreased by 39% over the same second quarter last year, but are expected to increase in quarters three and four as the company plans to increase marketing expenditures in an attempt to solidify pet food and health food store markets. Funds for these marketing campaigns will be advanced to the company by a company shareholder, Medan Management Corp. in the form of a non-interest bearing loan, until a financing in the form of a private placement has been completed in May 2003.

In particular Accounting, Audit and Legal Fees Expenses decreased by $9,957 over the same quarter ending March 31, 2002, mainly as a result of a one-time accrual correction to these expenses in 2002. Transfer Agent Fees expenses have increased by $1,003 over the same quarter ending March 31, 2002, mainly due to increased fees by Pacific Corporate Trust. Office Expenses have decreased by 2,896 over the same quarter ending March 31, 2002.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

Stina Resources Ltd.

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

TSXV – "SQA"
12g3-2(b): 82-2062
Shares Issued: 7,319,967

"NEWS RELEASE"

Dated: March 1, 2004

VANCOUVER, B.C. – Stina Resources Ltd. (the "Company") is pleased to announce that it has entered into an option agreement with Steephollow Resources Inc. ("SRI") pursuant to which SRI has agreed to grant the Company an option to purchase a 70% beneficial interest in seven lode mining claims located in Sections 28, 27 and 21 in T17N and R11E, Nevada County, California, USA (the "Property"). Pursuant to the agreement, the Company will upon TSX Venture Exchange approval pay $50,000 cash to SRI; in respect of Phase I, the Company will carry out the following: (a) pay $50,000 cash to SRI; (b) allot and issue to SRI 750,000 common shares of the Company; and (c) incur and fund expenditures on the Property of not less than $400,000. Also, in respect of Phase II, the Company will carry out the following: (a) pay $100,000 cash to SRI; (b) allot and issue to SRI 750,000 common shares; and (c) incur and fund expenditures of not less than $350,000.

The Zeibright Mine is a former gold producer located in northeastern California along the border between Placer and Nevada counties in the Sierra Nevada mountain range. The Zeibright Mine produced over 100,000 ounces gold from underground operations in the 1930's.

The Zeibright structure is a NNW-striking altered and mineralized dike or sill of granodioritic composition with an apparent strike length of over 5500m (18,000 feet). The structure contains gold-bearing quartz veining ranging in width from 0.3m (10 feet) to over 9m (30 feet). The structure, believed to be continuous, is exposed on either side of the mountain and has been mined by various owners, between 1867 and 1959, from the southern exposure operating as the Zeibright Mine.

Due to a tailings pond failure in the early 1940's, which destroyed Pacific Gas and Electric?s Drum Power Plant downstream on the Bear River, all milling in the Bear Valley was curtailed. The owners at the time continued development with the idea of tunnelling approximately 6000m further, to the north side of the mountain, where they could set up milling facilities in a former hydraulic mining pit - the Omega Mine. Tunnel development continued from the north (Omega Mine) and south adits (Zeibright Mine) until 1941 or 1942 when Newmont Mining Corporation shut down the mine completely.

The Zeibright property has a strong, mineralized structure with documented ore-grade mineralization. The mine's proximity to the Melones Fault zone and it's location along strike form the Mother Lode system of mines as well as its similarity to the Spanish Mine property to the north speak of Zeibright's potential. Assays from the last operator provide indications of ore in place with extensive development drifting. The north face of the adit was apparently left in ore. Sampling results, from Newmont Mining Corporation maps, indicate ore grade material in several locations along the adit that have not yet been developed and these are the targets of the proposed drilling program.

In addition, the Company is pleased to announce the appointment Robert Cuffney to the board of directors. Mr. Cuffney has a Bachelor of Science (Geological Engineering) and a Master of Science (Geology), both from the Colorado School of Mines. Mr. Cuffney acted as Chairman of the 1990 Great Basin Symposium and is a past president of the Geological Society of Nevada. He has over 25 years exploration experience in both North America and Southeast Asia. Mr. Cuffney was formerly employed as a senior geologist for Newmont Exploration Ltd. working in the Carlin Trend as well as regionally in the Great Basin of Nevada and Utah.

On behalf of the Board of

STINA RESOURCES LTD.

Edward Gresko, President

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

Stina Resources Ltd.

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

January 5, 2004

CDNX – "SQA"
12g3-2(b): 82-2062
Shares Issued: 7,319,967
Jan 5, 2003 close: $ 0..37

"NEWS RELEASE"

STINA CLOSES PRIVATE PLACEMENT

Stina Resources Ltd. has closed a non-brokered private placement of 350,000 shares at an offering price of $0.25 per share. The shares are subject to a four month hold period.

ON BEHALF OF THE BOARD OF DIRECTORS

"JIM WALL"

Jim Wall,
Secretary

Stina Resources Ltd.

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

December 5, 2003

CDNX – "SQA"
12g3-2(b): 82-2062
Shares Issued: 7,319,967
Dec 4, 2003 close: $ 0.205

"NEWS RELEASE"

FINANCING ARRANGED FOR WORKING CAPITAL

The Company has arranged a non-brokered financing of 365,000 shares at an offering price of $0.25 per share. The Offering is subject to regulatory approvals. The proceeds from the financing will be used as working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

"JIM WALL"

Jim Wall,
Secretary

Stina Resources Ltd (C-SQA) - News Release

Stina clarifies hold period on private placement shares

Stina Resources Ltd — SQA
Shares issued 6,819,967 — May 5 2003 close $ 0.22
Wednesday May 21 2003 — News Release

Mr. Edward Gresko reports

The company has disclosed the following hold period expiry dates in respect of the private placement announced in Stockwatch on March 25, 2003.

Wherein it was announced that the company had entered into a private placement of 500,000 units at 12 cents per unit for total proceeds of $60,000, where each unit consists of one common share of the company and one share purchase warrant having a term of two years for the purchase of one further common share of the company at the exercise price of 16 cents per share. Share certificates issued under this private placement have a one-year hold period with respect to the common shares issued under the units and the shares to be issued upon the exercise of the warrants, which hold period expires May 17, 2004.

Stina Resources Ltd.

Ste 13 – 465 King St. East
Toronto, ON
M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

March 25, 2003

CDNX – "SQA"
12g3-2(b): 82-2062
Shares Issued: 6,819,967

"NEWS RELEASE"

Stina Unable to Complete Private Placement, Reannounces Revised Private Placement

Further to our press release dated February 24, 2003 the Company reannounces a non-brokered private placement of 500,000 units at a price of $0.12 cents per, with each unit consisting of one share and one warrant having a two-year term for the purchase of one further common share of the company at the exercise price of $0.16 cents per share.

The offering is subject to regulatory approvals. The funds will be used for working capital and the further development of Northern Seas Products.

ON BEHALF OF THE BOARD OF DIRECTORS

"JIM WALL"

Jim Wall,
Secretary